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Divyam Balani

MS in Data Science at Indiana University - 2019 Graduating Class

Bloomington, Indiana

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 Aggressively Organic, A Public Benefits Corporation.

 Indiana University Bloomington

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 500+ connections

I am currently an MS in Data Science Candidate at Indiana University and studied Psychology and Mathematics while pursuing my Bachelors. I have always been passionate about solving problems and have had a knack for analyzing patterns and figuring out the best way to use those insights in organi...

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Google has just released a very interesting and important paper on federated learning (FL). FL is a distributed machine learning approach which enables model training on a...
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Experience

CTO
Aggressively Organic, A Public Benefits Corporation.
Jul 2018 – Present · 8 mos
Fishers, Indiana

Executive Vice President and Director of Global Operations
Strategic Design Association
Jun 2016 – Jun 2017 · 1 yr 1 mo
Indianapolis, Indiana Area

● Applied knowledge of JavaScript to properly implement analytical tools deep into the root of the website to be able to collect data at every point of interaction with the end user.
● Built landing pages, follow up marketing funnels, designed user flows and implemented Facebook ads to increase revenue for the company.... See more

Summer Commodities Intern
Religare
Jul 2013 – Aug 2013 · 2 mos

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limit of $80,000 and was able to increase numbers in my specific vertical of commodity futures for our clients by 20%.
● Worked as a part time broker with the help of the Head Broker of the branch for … See more

Education

Indiana University Bloomington
Master of Science - MS, Data Science
2017 – 2019
Activities and Societies: IU Data Science Club, IU Data Science Consulting Club

Indiana University Bloomington
Bachelor of Arts - BA, psychology
2012 – 2016
Activities and Societies: IU Club Tennis Team 2012-2013, IU Actuary Club, IU Ad Club
2013-2014, Sigma Beta Rho Fraternity Inc.

Licenses & Certifications

CMO Academy
Columbia Business School Executive Education
Issued Nov 2018 · No Expiration Date
Credential ID CMO18

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APIs and Web Scraping
Dataquest.io
Issued May 2017 · No Expiration Date
Credential ID D750UCFFB8AAEX9ENIU2

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Databases and SQL
Dataquest.io
Issued May 2017 · No Expiration Date
Credential ID LNDYVII0Z2DRPEGG7GCY

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Volunteer Experience

social worker for Lions Club International
Lions Club International
Jan 2010 – Jan 2011 · 1 yr 1 mo

•Organized free dental checkup camps in villages.
•Motivated people to take part in blood donation and tree plantation drive



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